80 Grasslands Road

Elmsford, NY 10523

September 16, 2016

VIA EDGAR

Re:	Party City Holdco Inc.

Form 10-K for the fiscal year ended December 31, 2015

Filed March 14, 2016

File No. 001-37344

Jennifer Thompson, Accounting Branch Chief

Lisa Sellars, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Thompson and Ms. Sellars:

On behalf of Party City Holdco Inc. (the “Company”), I am responding to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 29, 2016 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Michael R. Littenberg at 212-596-9160 or William J. Michener at 617-951-7247, both of Ropes & Gray LLP, with any questions or further comments you may have.

Sincerely,

/s/ Daniel J. Sullivan

Daniel J. Sullivan

cc:	Michael A. Correale

Michael R. Littenberg

William J. Michener